Exhibit 99.1

Santiago, September 27, 2016
GG/0196/ 2016

Mr.
Carlos Pavez Tolosa
Superintendent of Securities and Insurance
Present

     Ref.: Material Event Notice: Resignation and Replacement of Director

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of the 18,045 Law on Securities Markets and Chapter 18-10 of the Norms' Compilation of the Superintendence of Banks and Financial Institutions, and duly authorized, Itaú Corpbanca communicates the following material event notice:

At a meeting dated September 27, 2016, the board of directors of Itaú Corpbanca was informed of and accepted the resignation, effective as of August 31, 2016, of the independent director Mr. Héctor Valdés Ruiz, due to personal reasons. On September 27, 2016, the board of directors of Itaú Corpbanca has appointed as his replacement and also as independent director, Mr. Pedro Samhan Escandar, who will hold office until the next General Shareholders Meeting.

This event has been referred to as material in the referenced board of directors meeting.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer
Itaú Corpbanca

cc: Superintendency of Banks and Financial Institutions
cc: Santiago Stock Exchange
cc: Chile Electronic Exchange
cc: Valparaíso Exchange